Exhibit 21.1

Subsidiaries of CB Richard Ellis Realty Trust

Name of Subsidiary	Jurisdiction of Formation / Incorporation

CBRE Operating Partnership, L.P.	Delaware

RT Deerfield I, LLC	Delaware

RT Deerfield II, LLC	Delaware

RT Texas Industrial, L.P.	Delaware

RT Texas Industrial, LLC	Delaware

RT Taunton, LLC	Delaware